February 15, 2006
VIA EDGAR Electronic Transmission
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:     Brigham Exploration Company — Registration Statement on Form S-3
Ladies and Gentlemen:
     As counsel for and on behalf of Brigham Exploration Company, a Delaware corporation (the “Company”), we submit to you, via EDGAR electronic transmission, for filing under the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-3. The Company has received confirmation of receipt by the Securities and Exchange Commission of $41,529.77 transmitted by wire in payment of the applicable filing fee.
     Please call me at (512) 469-6158, Michael Titens at (214) 969-1437 or Joe Dannenmaier at (214) 969-1393 with any questions or comments you may have regarding the enclosed. In addition, please send copies of all written correspondence directly to Kari A. Potts, Thompson & Knight L.L.P., 98 San Jacinto Boulevard, Suite 1200, Austin, Texas 78701.

Sincerely,
/s/ Kari A. Potts
Kari A. Potts

Enclosures

cc:	Ben “Bud” Brigham Michael Titens Joe Dannenmaier